Large Cap Growth Fund

Ticker: SNIGX

Fund Type: Large Cap Growth
Overview
Performance
Holdings
Fees/Expenses
Management
How to Invest

Performance

Average Annual Returns as of September 30, 2006

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Large Cap Growth Fund	**1.84%**	**6.05%**	**11.75%**	**5.16%**	**5.20%**	**10.90%**
Russell 1000® Growth Index	3.94	6.04	8.36	4.42	5.46	11.80

*Not Annualized; **Inception Date of 9/2/82

About the Fund

Net Assets (as of 9/30/06):	$100.5 Million
Inception Date:	9/2/82
Lead Manager Tenure:	Since 9/2/82
Ticker Symbol:	SNIGX
Sit Fund Number:	2
CUSIP Number:	829797-10-9
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Management

Eugene C. Sit, CFA
Important Legal Information

- Founded Sit Investment Associates in 1981.
- 43 Years of industry experience.

Peter L. Mitchelson, CFA

- 38 Years of industry experience.

Roger J. Sit

- 16 Years of industry experience.

Ronald D. Sit, CFA

- 22 Years of industry experience.

Click for Full Biographies

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.
- Lead portfolio manager has been at the helm of this Fund since inception over 24 years ago.

Risk-Reward Spectrum


LOW RISK
LOW RETURN
HIGH RISK
HIGH RETURN

Top Five Stock Holdings

as of September 30, 2006

- General Electric Co.
- Citigroup, Inc.
- Franklin Resources Inc.
- Valero Energy Corp.
- Microsoft Corp.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Large Cap Growth Fund

Ticker: SNIGX

Fund Type: Large Cap Growth
Overview
Performance
Holdings
Fees/Expenses
Management
How to Invest

Average Annual Returns

as of September 30, 2006

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Large Cap Growth Fund	**1.84%**	**6.05%**	**11.75%**	**5.16%**	**5.20%**	**10.90%**
Russell 1000® Growth Index	3.94	6.04	8.36	4.42	5.46	11.80

*Not Annualized; **Inception Date of 9/2/82


15%
12%
9%
6%
3%
0%
Sit Large Cap Growth Fund
Russell 1000® Growth Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year

as of September 30, 2006

	1981	1982	1983	1984	1985	1986	1987
Sit Large Cap Growth Fund	**4.90%**	**36.18%**	**12.94%**	**5.44%**	**23.48%**	**21.83%**	**5.32%**
Russell 1000® Growth Index	4.23	24.45	15.98	-0.95	32.85	15.36	5.31

	1988	1989	1990	1991	1992	1993	1994
Sit Large Cap Growth Fund	**5.33%**	**32.02%**	**-2.37%**	**32.72%**	**4.94%**	**3.15%**	**2.83%**
Russell 1000® Growth Index	11.27	35.92	-0.26	41.16	5.01	2.90	2.66

	1995	1996	1997	1998	1999	2000	2001
Sit Large Cap Growth Fund	**31.66%**	**23.05%**	**31.70%**	**30.56%**	**33.41%**	**-13.84%**	**-27.70%**
Russell 1000® Growth Index	37.18	23.12	30.48	38.72	33.16	-22.43	-20.42

	2002	2003	2004	2005	2006
Sit Large Cap Growth Fund	**-30.58%**	**26.34%**	**12.79%**	**9.59%**	**3.10%**
Russell 1000® Growth Index	-27.89	29.76	6.30	5.27	2.97

Important Legal Information

- The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use.
- Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.
- Mutual fund investing involves risk. Loss of principal is possible.
- For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.
- Access to our site or your accounts may be unavailable or delayed during periods of unusual market activity.

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60%
40%
20%
0%
-20%
-40%
Sit Large Cap Growth Fund
Russell 1000® Growth Index
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Growth of $10,000

as of September 30, 2006


$28,000
$25,000
$22,000
$19,000
$16,000
$13,000
$10,000
$7,000
Sit Large Cap Growth Fund
Russell 1000® Growth Index
9/30/1996
9/30/1998
9/30/2000
9/30/2002
9/30/2004
9/30/2006

The sum of $10,000 invested on 9/30/96 and held until 9/30/06 would have grown to $16,608 in the Fund or $17,010 in the Russell 1000® Growth Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns

and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Large Cap Growth Fund

Ticker: SNIGX

Fund Type: Large Cap Growth
Overview
Performance
Holdings
Fees/Expenses
Management
How to Invest

Sector Allocation

as of September 30, 2006


Cash & Other Net Assets
5.0%
Finance
14.8%
Sectors Less than 5.0%
19.8%
Health Technology
12.0%
Consumer Services
5.0%
Electronic Technology
11.1%
Retail Trade
6.2%
Technology Services
7.3%
Energy Minerals
9.0%
Producer Manufacturing
9.8%

Top Stock Holdings

as of September 30, 2006

Company	% of Net Assets
General Electric Co.	2.7%
Citigroup, Inc.	2.3
Franklin Resources Inc.	2.3
Valero Energy Corp.	2.2
Microsoft Corp.	2.1

PepsiCo, Inc.	2.1
Genentech, Inc.	2.1
Cisco Systems, Inc.	2.1
CVS Corp.	2.0
Schlumberger, Ltd.	2.0
Number of Holdings: 82	Top 10: 21.8%

Complete List of Holdings

Holdings as of September 30, 2006.

Important Legal Information

Mid Cap Growth Fund

Ticker: NBNGX

Fund Type: Mid Cap Growth

Overview
Performance
Holdings
Fees/Expenses
Management
How to Invest

Performance

Average Annual Returns as of September 30, 2006

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Mid Cap Growth Fund	**-0.23%**	**4.93%**	**14.98%**	**9.15%**	**5.63%**	**13.45%**
Russell Mid Cap™ Growth Index	0.89	7.03	14.53	12.01	8.20	--

*Not Annualized; **Inception Date of 9/2/82

About the Fund

Net Assets (as of 9/30/06):	$185.8 Million
Inception Date:	9/2/82
Lead Manager Tenure:	Since 9/2/82
Ticker Symbol:	NBNGX
Sit Fund Number:	1
CUSIP Number:	829796-10-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Management

Eugene C. Sit, CFA

- Founded Sit Investment Associates in 1981.
- 43 Years of industry experience.

Kent L. Johnson, CFA

- 17 Years of industry experience.

Robert W. Sit, CFA

- 15 Years of industry experience.

Matthew T. Loucks, CFA

- 11 Years of industry experience.

Click for Full Biographies

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.
- Lead portfolio manager has been at the helm of this Fund since inception over 24 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Top Five Stock Holdings

as of September 30, 2006

- Celgene Corp.
- XTO Energy, Inc.
- Coach, Inc.
- Caremark Rx, Inc.
- Cognizant Tech. Solutions Corp.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all

dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Mid Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

Important Legal Information

- The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use.
- Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.
- Mutual fund investing involves risk. Loss of principal is possible.
- For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.
- Access to our site or your accounts may be unavailable or delayed during periods of unusual market activity.

Mid Cap Growth Fund

Ticker: NBNGX

Fund Type: Mid Cap Growth
Overview
Performance
Holdings
Fees/Expenses
Management
How to Invest

Average Annual Returns

as of September 30, 2006

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Mid Cap Growth Fund	**-0.23%**	**4.93%**	**14.98%**	**9.15%**	**5.63%**	**13.45%**
Russell Mid Cap™ Growth Index	0.89	7.03	14.53	12.01	8.20	N/A

*Not Annualized; **Inception Date of 9/2/82


18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
-2%
Sit Mid Cap Growth Fund
Russell Mid Cap™ Growth Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year

as of September 30, 2006

	1981	1982	1983	1984	1985	1986	1987
Sit Mid Cap Growth Fund	**6.10%**	**64.15%**	**26.75%**	**-3.20%**	**43.65%**	**10.33%**	**5.50%**
Russell Mid Cap™ Growth Index	N/A	N/A	N/A	N/A	N/A	17.55	2.76
	1988	1989	1990	1991	1992	1993	1994
Sit Mid Cap Growth Fund	**9.77%**	**35.15%**	**-2.04%**	**65.50%**	**-2.14%**	**8.55%**	**-0.47%**
Russell Mid Cap™ Growth Index	12.92	31.49	-5.13	47.03	8.71	11.19	-2.16
	1995	1996	1997	1998	1999	2000	2001
Sit Mid Cap Growth Fund	**33.64%**	**21.87%**	**17.70%**	**6.84%**	**70.65%**	**-4.35%**	**-33.39%**
Russell Mid Cap™ Growth Index	33.98	17.48	22.54	17.87	51.29	-11.75	-20.15
	2002	2003	2004	2005	2006		
Sit Mid Cap Growth Fund	**-34.64%**	**38.51%**	**17.02%**	**15.27%**	**1.72%**		
Russell Mid Cap™ Growth Index	-27.41	42.71	15.48	12.10	3.47		


75%
50%
25%
0%
-25%
-50%
Sit Mid Cap Growth Fund
Russell Mid-Cap™ Growth Index
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Important Legal Information

Growth of $10,000

as of September 30, 2006



$28,000
$26,000
$24,000
$22,000
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
9/30/1996
9/30/1998
9/30/2000
9/30/2002
9/30/2004
9/30/2006
Sit Mid Cap Growth Fund
Russell Mid-Cap™ Growth Index

The sum of $10,000 invested on 9/30/96 and held until 9/30/06 would have grown to $17,290 in the Fund or $21,984 in the Russell Mid Cap® Growth Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Mid Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

Mid Cap Growth Fund

Ticker: NBNGX

Fund Type: Mid Cap Growth
Overview
Performance
Holdings
Fees/Expenses
Management
How to Invest

Sector Allocation

as of September 30, 2006


Cash & Other Net Assets
5.1%
Health Technology
13.5%
Technology Services
11.8%
Electronic Technology
11.2%
Finance
10.7%
Energy Minerals
8.0%
Producer Manufacturing
7.7%
Industrial Services
5.8%
Health Services
5.8%
Sectors Less Than 5.0%
20.4%

Top Stock Holdings

as of September 30, 2006

Company	% of Net Assets
Celgene Corp.	3.5%
XTO Energy, Inc.	2.6
Coach, Inc.	2.6
Caremark Rx, Inc.	2.4
Cognizant Tech. Solutions Corp.	2.3

Affliated Managers Group, Inc.	2.2
Valero Energy Corp.	1.9
Marriott International, Inc.	1.8
TCF Financial Corp.	1.8
American Tower	1.8
Number of Holdings: 85	Top 10: 22.9%

Complete List of Holdings

Holdings as of September 30, 2006.

Important Legal Information

- The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use.
- Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.
- Mutual fund investing involves risk. Loss of principal is possible.
- For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.
- Access to our site or your accounts may be unavailable or delayed during periods of unusual market activity.

Small Cap Growth Fund

Ticker: SSMGX

Fund Type: Small Cap Growth
Overview
Performance
Holdings
Fees/Expenses
Management
How to Invest

Performance

Average Annual Returns As of September 30, 2006

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Small Cap Growth	**-4.72%**	**1.89%**	**11.90%**	**8.19%**	**7.96%**	**12.66%**
Russell 2000® Growth Index	-1.75	5.88	11.82	10.15	4.03	7.19

*Not Annualized; **Inception Date of 7/1/94

About the Fund

Net Assets (as of 9/30/06):	$97.9 Million
Inception Date:	7/1/94
Lead Manager Tenure:	Since 7/1/94
Ticker Symbol:	SSMGX
Sit Fund Number:	10
CUSIP Number:	82980D-30-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Management

Eugene C. Sit, CFA

- Founded Sit Investment Associates in 1981.

- 43 Years of industry experience.

Kent L. Johnson, CFA

- 17 Years of industry experience.

Matt T. Loucks, CFA

- 11 Years of industry experience.

Robert W. Sit, CFA

- 15 Years of industry experience.

Michael J. Stellmacher, CFA

- 15 Years of industry experience.

Click for Full Biographies

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.
- Lead portfolio manager has been at the helm of this Fund since inception over 12 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Top Five Stock Holdings

as of September 30, 2006

- Affliated Managers Group, Inc.
- Celgene Corp.
- Frontier Oil Corp.
- Amylin Pharmaceuticals Inc.
- Citrix Systems, Inc.

Notes

Performance listed above is current to the most recent quarter-end. Performance data

current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Small Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

Important Legal Information

- The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use.
- Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.
- Mutual fund investing involves risk. Loss of principal is possible.
- For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.
- Access to our site or your accounts may be unavailable or delayed during periods of unusual market activity.

Small Cap Growth Fund

Ticker: SSMGX

Fund Type: Small Cap Growth
Overview
Performance
Holdings
Fees/Expenses
Management
How to Invest

Average Annual Returns

as of September 30, 2006

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Small Cap Growth Fund	**-4.72%**	**1.89%**	**11.90%**	**8.19%**	**7.96%**	**12.66%**
Russell 2000® Growth Index	-1.75	5.88	11.82	10.15	4.03	7.19

*Not Annualized; **Inception Date of 7/1/94


20%
15%
10%
5%
0%
-5%
Sit Small Cap Growth Fund
Russell 2000® Growth Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year

as of September 30, 2006

	1994	1995	1996	1997	1998	1999	2000
Sit Small Cap Growth Fund	**11.57%**	**52.16%**	**14.97%**	**7.63%**	**1.97%**	**108.63%**	**6.25%**
Russell 2000® Growth Index	8.52	31.04	11.26	12.94	1.24	43.10	-22.44
	2001	**2002**	**2003**	**2004**	**2005**	**2006**	
Sit Small Cap Growth Fund	**-28.19%**	**-26.22%**	**34.57%**	**6.79%**	**18.52%**	**0.63%**	
Russell 2000® Growth Index	-9.24	-30.27	48.53	14.31	4.15	4.21	


140%
105%
70%
35%
0%
-35%
Sit Small Cap Growth Fund
Russell 2000® Growth Index
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Growth of $10,000

as of September 30, 2006

Important Legal Information


$31,000
$28,000
$25,000
$22,000
$19,000
$16,000
$13,000
$10,000
$7,000
9/30/1996
9/30/2006
Sit Small Cap Growth Fund
Russell 2000® Growth Index

The sum of $10,000 invested on 9/30/96 and held until 9/30/06 would have grown to $21,518 in the Fund or $14,844 in the Russell 2000® Growth Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Small Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

Small Cap Growth Fund

Ticker: SSMGX

Fund Type: Small Cap Growth
Overview
Performance
Holdings
Fees/Expenses
Management
How to Invest

Sector Allocation

as of September 30, 2006


Cash & Other Net Assets
1.3%
Health Technology
16.0%
Electronic Technology
13.1%
Technology Services
9.8%
Industrial Services
9.7%
Energy Minerals
8.7%
Finance
8.2%
Producer Manufacturing
7.8%
Health Services
6.0%
Sectors less than 4.0%
19.4%

Top Stock Holdings

as of September 30, 2006

Company	% of Net Assets
Affiliated Managers Group, Inc.	3.3%
Celgene Corp.	2.4
Frontier Oil Corp.	2.4
Amylin Pharmaceuticals Inc.	1.9

Citrix Systems, Inc.	1.9
Equitable Resources, Inc.	1.9
UTI Worldwide	1.8
Coach Inc.	1.6
NII Holdings Inc.	1.6
URS Corp.	1.6
Number of Holdings: 98	Top 10: 20.6%

Complete List of Holdings

Holdings as of September 30, 2006.

Important Legal Information

- The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use.
- Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.
- Mutual fund investing involves risk. Loss of principal is possible.
- For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.
- Access to our site or your accounts may be unavailable or delayed during periods of unusual market activity.

Science and Technology Growth Fund

Ticker: SISTX

Fund Type: Sector-Technology
Overview
Performance
Holdings
Fees/Expenses
Management
How to Invest

Performance

Average Annual Returns as of September 30, 2006

	Three Month*	One Year	Three Year	Five Year	Since Inception**
Sit Science and Tech Growth Fund	**1.10%**	**-1.65%**	**5.90%**	**0.67%**	**0.51%**
NYSE Arca Tech 100 Index	5.95	1.50	10.46	9.94	12.75

*Not Annualized; **Inception Date of 12/31/97

About the Fund

Net Assets (as of 9/30/06):	$12.8 Million
Inception Date:	12/31/97
Lead Manager Tenure:	Since 12/31/97
Ticker Symbol:	SISTX
Sit Fund Number:	14
CUSIP Number:	82980D-50-9
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Management

Eugene C. Sit, CFA

- Founded Sit Investment Associates in 1981.
- 43 Years of industry experience.

Robert W. Sit, CFA

- 15 Years of industry experience.

Matthew T. Loucks, CFA

- 11 Years of industry experience.

Mark A. Pepper

- 10 Years of industry experience.

Click for Full Biographies

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.
- Lead portfolio manager has been at the helm of this Fund since inception over eight years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Top Five Stock Holdings

as of September 30, 2006

- Google, Inc.
- Apple Computer, Inc.
- Cisco Systems, Inc.
- Celgene Corp.
- Genentech, Inc.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the

performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Science and Technology Growth Fund primarily invests in companies involved in the technology sector. An investment in this Fund may involve a greater degree of risk than an investment in mutual funds with greater diversification.

Important Legal Information

- The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use.
- Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.
- Mutual fund investing involves risk. Loss of principal is possible.
- For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.
- Access to our site or your accounts may be unavailable or delayed during periods of unusual market activity.

Science and Technology Growth Fund

Ticker: SISTX

Fund Type: Sector-Technology
Overview
Performance
Holdings
Fees/Expenses
Management
How to Invest

Average Annual Returns

as of September 30, 2006

	Three Month*	One Year	Three Year	Five Year	Since Inception**
Sit Science and Technology Growth Fund	**1.10%**	**-1.65%**	**5.90%**	**0.67%**	**0.51%**
NYSE Arca Tech 100 Index	5.95	1.50	10.46	9.94	12.75

*Not Annualized; **Inception Date of 12/31/97


20%
15%
10%
5%
0%
-5%
Sit Science and Technology Growth Fund
NYSE Arca Tech 100 Index
Three Month
One Year
Three Year
Five Year
Since Inception

Important Legal Information

Total Return by Calendar Year

as of September 30, 2006

	1998	1999	2000	2001	2002
Sit Science and Technology Growth Fund	**38.40%**	**85.98%**	**-6.55%**	**-47.78%**	**-44.45%**
NYSE Arca Tech 100 Index	54.60	116.40	-16.22	-15.59	-33.33

	2003	2004	2005	2006
Sit Science and Technology Growth Fund	**40.09%**	**7.39%**	**3.83%**	**-4.07%**
NYSE Arca Tech 100 Index	52.14	11.73	7.36	-0.66


120%
80%
40%
0%
-40%
-80%
Sit Science and Technology Growth Fund
NYSE Arca Tech 100 Index
1998
1999
2000
2001
2002
2003
2004
2005
2006

Growth of $10,000

as of September 30, 2006

- The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use.
- Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.
- Mutual fund investing involves risk. Loss of principal is possible.
- For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.
- Access to our site or your accounts may be unavailable or delayed during periods of unusual market activity.



Sit Science and Technology Fund
NYSE Arca Tech 100 Index
$45,000
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
12/31/1997
9/30/2006

The sum of $10,000 invested at inception (12/31/97) and held until 9/30/06 would have grown to $10,455 in the Fund or $28,594 in the NYSE Arca Tech 100 Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Science and Technology Growth Fund primarily invests in companies involved in the technology sector. An investment in this Fund may involve a greater degree of risk than an investment in mutual funds with greater diversification.

Science and Technology Growth Fund

Ticker: SISTX

Fund Type: Sector-Technology
Overview
Performance
Holdings
Fees/Expenses
Management
How to Invest

Sector Allocation

as of September 30, 2006


Cash & Other Net Assets
3.0%
Technology Services
27.4%
Electronic Technology
36.7%
Producer Manufacturing
2.4%
Health Technology
30.5%

Top Stock Holdings

as of September 30, 2006

Company	% of Net Assets
Google, Inc.	5.0%
Apple Computer, Inc.	4.2
Cisco Systems, Inc.	3.6
Celgene Corp.	3.4
Genentech, Inc.	3.4

Qualcomm, Inc.	2.7
SAP, A.D.R.	2.7
Adobe Sys Inc.	2.6
Agilent Technologies Inc.	2.3
Broadcom Corp	2.1
Number of Holdings: 59	Top 10: 32.0%

Complete List of Holdings

Holdings as of September 30, 2006.

Important Legal Information

- The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use.
- Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.
- Mutual fund investing involves risk. Loss of principal is possible.
- For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.
- Access to our site or your accounts may be unavailable or delayed during periods of unusual market activity.

International Growth Fund

Ticker: SNGRX

Fund Type: International Large Cap Growth

Overview
Performance
Holdings
Fees/Expenses
Management
How to Invest

Performance

Average Annual Returns as of September 30, 2006

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit International Growth Fund	**1.42%**	**14.16%**	**17.29%**	**6.31%**	**2.06%**	**5.35%**
Morgan Stanley EAFE Growth Index	2.31	16.68	19.38	12.38	4.18	4.73

*Not Annualized; **Inception Date of 11/1/91

About the Fund

Net Assets (as of 9/30/06):	$34.9 Million
Inception Date:	11/1/91
Lead Manager Tenure:	Since 11/1/91
Ticker Symbol:	SNGRX
Sit Fund Number:	6
CUSIP Number:	82980D-10-3
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Management

Eugene C. Sit, CFA

- Founded Sit Investment Associates in 1981.
- 43 Years of industry experience.

Roger J. Sit

- 16 Years of industry experience.

Janet K. Kinzler

- 13 Years of industry experience.

Tasha M. Murdoff

- 10 Years of industry experience.

Click for Full Biographies

Fund Facts

- The Fund seeks long-term growth.
- Lead portfolio manager has been at the helm of this Fund since inception over 14 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Top Five Stock Holdings

as of September 30, 2006

- BHP Billiton Ltd.
- Rio Tinto, A.D.R.
- Mitsubishi UFJ Financial Group, Inc.
- Sumitomo Financial Group
- Veolia Environment

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all

dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit International Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.

Important Legal Information

- The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use.
- Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.
- Mutual fund investing involves risk. Loss of principal is possible.
- For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.
- Access to our site or your accounts may be unavailable or delayed during periods of unusual market activity.

International Growth Fund

Ticker: SNGRX

Fund Type: International Large Cap Growth
Overview
Performance
Holdings
Fees/Expenses
Management
How to Invest

Average Annual Returns

as of September 30, 2006

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit International Growth Fund	**1.42%**	**14.16%**	**17.29%**	**6.31%**	**2.06%**	**5.35%**
MSCI EAFE Growth Index	2.31	16.68	19.38	12.38	4.18	4.73

*Not Annualized; **Inception Date of 11/1/91


20%
15%
10%
5%
0%
Sit International Growth Fund
MSCI EAFE Growth Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year

as of September 30, 2006

	1991	1992	1993	1994	1995	1996
Sit International Growth Fund	**4.10%**	**2.69%**	**48.37%**	**-2.99%**	**9.36%**	**10.31%**
MSCI EAFE Growth Index	1.41	-13.01	25.14	4.52	11.38	3.46
	1997	1998	1999	2000	2001	2002
Sit International Growth Fund	**4.81%**	**18.95%**	**50.77%**	**-26.66%**	**-33.26%**	**-29.84%**
MSCI EAFE Growth Index	2.11	22.21	29.46	-24.51	-24.58	-16.02
	2003	2004	2005	2006		
Sit International Growth Fund	**28.70%**	**12.97%**	**14.67%**	**9.03%**		
MSCI EAFE Growth Index	31.99	16.12	13.28	11.82		


Sit International Growth Fund
MSCI EAFE Growth Index
60%
40%
20%
0%
-20%
-40%
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Growth of $10,000

as of September 30, 2006

Important Legal Information


$22,000
$19,000
$16,000
$13,000
$10,000
$7,000
$4,000
9/30/1996
9/30/1998
9/30/2000
9/30/2002
9/30/2004
9/30/2006
Sit International Growth Fund
MSCI EAFE Growth Index

The sum of $10,000 invested on 9/30/96 and held until 9/30/06 would have grown to $12,262 in the Fund or $15,065 in the MSCI EAFE Growth Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit International Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.

International Growth Fund

Ticker: SNGRX

Fund Type: International Large Cap Growth
Overview
Performance
Holdings
Fees/Expenses
Management
How to Invest

Sector Allocation

as of September 30, 2006


Cash & Other Net Assets 1.1%
Finance 26.3%
Health Technology 9.9%
Consumer Non-Durables 7.6%
Energy Minerals 7.0%
Electronic Technology 5.7%
Non-Energy Minerals 5.7%
Retail Trade 5.7%
Producer Manufacturing 5.6%
Sectors less than 5.5% 25.5%

Portfolio Structure by Region

as of September 30, 2006

Important Legal Information


Europe
49.9%
67.1%
Asia
39.4%
32.9%
Other
9.6%
0.0%
Cash & Other Net Assets
1.1%
0.0%
Sit International Growth Fund
MSCI EAFE Growth Index
0
10
20
30
40
50
60
70

Top Stock Holdings

as of September 30, 2006

Company	% of Net Assets
BHP Billiton, Ltd.	3.0%
Rio Tinto, A.D.R.	2.7
Mitsubishi UFJ Financial Group, Inc.	2.3
Sumitomo Financial Group	2.3
Veolia Environment	2.2
NII Holdings, Inc.	2.2
Novartis, A.G.	2.1
Nestle, SA	2.0
Roche Holdings, A.G.	1.9
Glaxosmithkline, A.D.R.	1.7
Number of Holdings: 94	Top 10: 22.4%

Complete List of Holdings

Holdings as of September 30, 2006.

Developing Markets Growth Fund

Ticker: SDMGX

Fund Type: Emerging Markets
Overview
Performance
Holdings
Fees/Expenses
Management
How to Invest

Performance

Average Annual Returns as of September 30, 2006

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Developing Markets Growth Fund	**4.95%**	**20.74%**	**26.99%**	**20.79%**	**5.30%**	**5.18%**
MSCI Emerging Markets Index	4.10	17.67	27.25	25.36	4.94	4.03

*Not Annualized; **Inception Date of 7/1/94

About the Fund

Net Assets (as of 9/30/06):	$13.8 Million
Inception Date:	7/1/94
Lead Manager Tenure:	Since 7/1/94
Ticker Symbol:	SDMGX
Sit Fund Number:	11
CUSIP Number:	82980D-40-0
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Management

Eugene C. Sit, CFA

- Founded Sit Investment Associates in 1981.
- 43 Years of industry experience.

Roger J. Sit

- 16 Years of industry experience.

Raymond E. Sit

- 14 Years of industry experience.

Click for Full Biographies

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.
- Lead portfolio manager has been at the helm of this Fund since inception over 12 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Top Five Stock Holdings

as of September 30, 2006

- Samsung Electronics
- America Movil, A.D.R.
- Petroleo Brasliero
- Reliance Industries, Ltd., G.D.R.
- NII Holdings, Inc.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns

and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Developing Markets Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.

Important Legal Information

- The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use.
- Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.
- Mutual fund investing involves risk. Loss of principal is possible.
- For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.
- Access to our site or your accounts may be unavailable or delayed during periods of unusual market activity.

Developing Markets Growth Fund

Ticker: SDMGX

Fund Type: Emerging Markets
Overview
Performance
Holdings
Fees/Expenses
Management
How to Invest

Average Annual Returns

as of September 30, 2006

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Developing Markets Growth Fund	**4.95%**	**20.74%**	**26.99%**	**20.79%**	**5.30%**	**5.18%**
MSCI Emerging Markets Index	4.10	17.67	27.25	25.36	4.94	4.03

*Not Annualized; **Inception Date of 7/1/94


35%
28%
21%
14%
7%
0%
Sit Developing Markets Growth Fund
MSCI Emerging Markets Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Important Legal Information

Total Return by Calendar Year

as of September 30, 2006

	1994	1995	1996	1997	1998
Sit Developing Markets Growth Fund	**-2.02%**	**-4.29%**	**17.27%**	**-5.20%**	**-24.93%**
MSCI Emerging Markets Index	2.80	-6.94	3.92	-13.40	-27.52
	1999	**2000**	**2001**	**2002**	**2003**
Sit Developing Markets Growth Fund	**82.50%**	**-30.18%**	**-12.01%**	**-18.37%**	**45.96%**
MSCI Emerging Markets Index	63.70	-31.80	-4.91	-7.97	51.59
	2004	**2005**	**2006**		
Sit Developing Markets Growth Fund	**16.54%**	**33.77%**	**13.93%**		
MSCI Emerging Markets Index	22.45	30.31	10.15		


Sit Developing Markets Growth Fund
MSCI Emerging Markets Index
105%
70%
35%
0%
-35%
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

- The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use.
- Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.
- Mutual fund investing involves risk. Loss of principal is possible.
- For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.
- Access to our site or your accounts may be unavailable or delayed during periods of unusual market activity.

Growth of $10,000

as of September 30, 2006



$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
Sit Developing Markets Growth Fund
MSCI Emerging Markets Index
9/30/1996
9/30/1998
9/30/2000
9/30/2002
9/30/2004
9/30/2006

The sum of $10,000 invested on 9/30/96 and held until 9/30/06 would have grown to $16,763 in the Fund or $16,191 in the MSCI Emerging Markets Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Developing Markets Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.

Developing Markets Growth Fund

Ticker: SDMGX

Fund Type: Emerging Markets
Overview
Performance
Holdings
Fees/Expenses
Management
How to Invest

Sector Allocation

as of September 30, 2006


Cash & Other Net Assets 3.7%
Electronic Technology 16.7%
Finance 13.2%
Energy Minerals 12.3%
Communications 11.7%
Non-Energy Minerals 11.0%
Utilities 8.3%
Retail Trade 5.6%
Technology Services 5.1%
Sectors Less Than 5.0% 12.4%

Portfolio Structure by Region

as of September 30, 2006

Important Legal Information

- The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use.
- Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.
- Mutual fund investing involves risk. Loss of principal is possible.
- For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.
- Access to our site or your accounts may be unavailable or delayed during periods of unusual market activity.


Asia
61.1%
53.4%
Latin America
23.4%
19.2%
Europe
6.0%
15.6%
Africa/Middle East
5.8%
11.8%
Cash & Other Net Assets
3.7%
0.0%
0
10
20
30
40
50
60
70
Sit Developing Markets Growth Fund
MSCI Emerging Markets Index

Top Stock Holdings

as of September 30, 2006

Company	% of Net Assets
Samsung Electronics	5.5%
America Movil S A De C V Adr	3.1
Petroleo Brasliero S.A.-Prf	2.7
Reliance Industries, Ltd., G.D.R.	2.6
Nii Hldgs Inc	2.6
Bhp Billiton Limited Adr	2.4
Hon Hai Precision, G.D.R.	2.3
Cia Vale Do Rio Doce-Adr	2.3
India Fund	2.2
Anglo American p.l.c.	2.1
Number of Holdings: 76	Top 10: 27.9%

Complete List of Holdings

Holdings as of September 30, 2006.

Dividend Growth Fund

I Class Ticker: SDVGX
S Class Ticker: SDVSX

Fund Type: Equity Income
Overview
Performance
Holdings
Fees/Expenses
Management
How to Invest

Performance

Average Annual Returns as of September 30, 2006

	Three Month*	One Year	Since Inception**
Sit Dividend Growth Class I	**4.94%**	**13.80%**	**11.68%**
S&P 500 Index	5.67	10.79	8.84
Sit Dividend Growth Class S	**4.85**	--	--
S&P 500 Index	5.67	--	--

*Not Annualized; **I Class Inception Date of 12/31/03, S Class Inception Date of 3/31/06, therefore there is no annualized return information avaiable for the S Class.

About the Fund

Net Assets (as of 9/30/06):	$28.7 Million
Inception Date:	12/31/03
Lead Manager Tenure:	Since 12/31/03
I Class Ticker Symbol:	SDVGX
I Class Sit Fund Number:	15
I Class CUSIP Number:	82980D-70-7
I Class Minimum Investment Amount:	$100,000
I Class Minimum IRA Investment Amount:	$2,000
S Class Ticker Symbol:	SDVSX
S Class Sit Fund Number:	17
S Class CUSIP Number:	82980D-80- 6
S Class Minimum Investment Amount:	$5,000

S Class Minimum IRA Investment Amount: $2,000

Fund Management

Eugene C. Sit, CFA

- Founded Sit Investment Associates in 1981.
- 43 Years of industry experience.

Roger J. Sit

- 16 Years of industry experience.

Kent L. Johnson, CFA

- 17 Years of industry experience.

Michael J. Stellmacher, CFA

- 15 Years of industry experience.

Click for Full Biographies

Fund Facts

- The Fund primarily seeks to provide current income that exceeds the dividend yield of the S&P 500 Index and that grows over a period of years. Secondarily the Fund seeks long-term capital appreciation.
- Lead portfolio manager has been at the helm of this Fund since inception in 2003.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Top Five Stock Holdings

as of September 30, 2006

Important Legal Information

- General Electric Co.
- United Technologies Corp.
- Citigroup, Inc.
- Marathon Oil Corp.
- Procter & Gamble Co.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Dividend Growth Fund

I Class Ticker: SDVGX
S Class Ticker: SDVSX

Fund Type: Equity Income
Overview
Performance
Holdings
Fees/Expenses
Management
How to Invest

Average Annual Returns

as of September 30, 2006

	Three Month*	One Year	Since Inception**
Sit Dividend Growth Class I	**4.94%**	**13.80%**	**11.68%**
S&P 500 Index	5.67	10.79	8.84
Sit Dividend Growth Class S	**4.85**	--	--
S&P 500 Index	5.67	--	--

*Not Annualized; **I Class Inception Date of 12/31/03, S Class Inception Date of 3/31/06, therefore there is no annualized return information avaiable for the S Class.


16%
14%
12%
10%
8%
6%
4%
2%
0%
Sit Dividend Growth Class I
S&P 500 Index
Three Month
One Year
Since Inception

Important Legal Information

Total Return by Calendar Year

as of September 30, 2006

	2004	2005	2006
Sit Dividend Growth Class I	**10.91%**	**9.41%**	**11.68%**
S&P 500 Index	10.88	4.91	8.53


Sit Dividend Growth Class I
S&P 500 Index
15%
12%
9%
6%
3%
0%
2004
2005
2006

- The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use.
- Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.
- Mutual fund investing involves risk. Loss of principal is possible.
- For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.
- Access to our site or your accounts may be unavailable or delayed during periods of unusual market activity.

Growth of $10,000

as of September 30, 2006


Sit Dividend Growth Class I
S&P 500 Index
$14,000
$13,000
$12,000
$11,000
$10,000
$9,000
12/31/2003
9/30/2006

The sum of $10,000 invested at inception (12/31/03) and held until 9/30/06 would have grown to $13,552 in the Fund's Class I or $12,624 in the S&P 500 Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Dividend Growth Fund

I Class Ticker: SDVGX
S Class Ticker: SDVSX

Fund Type: Equity Income
Overview
Performance
Holdings
Fees/Expenses
Management
How to Invest

Sector Allocation

as of September 30, 2006


Cash & Other Net Assets 5.1%
Finance 20.9%
Producer Manufacturing 12.7%
Health Technology 12.7%
Consumer Non-Durables 9.4%
Energy Minerals 8.5%
Sectors Less Than 5.0% 30.7%

Top Stock Holdings

as of September 30, 2006

Company	% of Net Assets
General Electric Co.	3.8%
United Technologies Corp.	2.5
Citigroup, Inc.	2.4
Marathon Oil Corp.	2.3

Procter & Gamble Co.	2.2
Kayne Anderson MLP Invest. Co.	2.2
Wells Fargo Co.	2.2
Total S.A.	2.1
Alliance Capital Mgmt. Hldg., LP	1.9
JP Morgan Chase & Co.	1.9
Number of Holdings: 81	Top 10: 23.4%

Complete List of Holdings

Holdings as of September 30, 2006.

Important Legal Information

Balanced Fund

Ticker: SIBAX

Fund Type: Balanced
Overview
Performance
Holdings
Fees/Expenses
Management
How to Invest

Performance

Average Annual Returns as of September 30, 2006

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Balanced Fund	**2.73%**	**5.28%**	**8.94%**	**4.94%**	**6.04%**	**7.44%**
S&P 500 Index	5.67	10.79	12.30	6.97	8.59	10.58
Lehman Aggregate Bond Index	3.81	3.67	3.38	4.81	6.42	6.21

*Not Annualized; **Inception Date of 12/31/93

About the Fund

Net Assets (as of 9/30/06):	$11.8 Million
Inception Date:	12/31/93
Lead Manager Tenure:	Since 12/31/93
Ticker Symbol:	SIBAX
Sit Fund Number:	9
CUSIP Number:	82980D-20-2
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Management

Eugene C. Sit, CFA
Important Legal Information

- Founded Sit Investment Associates in 1981.
- 43 Years of industry experience.

Peter L. Mitchelson, CFA

- 38 Years of industry experience.

Bryce A. Doty, CFA

- 16 Years of industry experience.

Click for Full Biographies

Fund Facts

- The Fund seeks long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.
- Lead portfolio manager has been at the helm of this Fund since inception over 12 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Top Five Stock Holdings

as of September 30, 2006

- General Electric Co.
- Microsoft Corp.
- Citigroup, Inc.
- Schlumberger, Ltd.
- Franklin Resources, Inc.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares.

- The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use.
- Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.
- Mutual fund investing involves risk. Loss of principal is possible.
- For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.
- Access to our site or your accounts may be unavailable or delayed during periods of unusual market activity.

Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Balanced Fund

Ticker: SIBAX

Fund Type: Balanced
Overview
Performance
Holdings
Fees/Expenses
Management
How to Invest

Distribution Rate

as of September 30, 2006

	12-Month Distribution Rate
Sit Balanced Fund	**1.85%**

Average Annual Returns

as of September 30, 2006

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Balanced Fund	**2.73%**	**5.28%**	**8.94%**	**4.94%**	**6.04%**	**7.44%**
S&P 500 Index	5.67	10.79	12.30	6.97	8.59	10.58
Lehman Aggregate Bond Index	3.81	3.67	3.38	4.81	6.42	6.21

*Not Annualized; **Inception Date of 12/31/93

Important Legal Information

- The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use.
- Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.
- Mutual fund investing involves risk. Loss of principal is possible.
- For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.
- Access to our site or your accounts may be unavailable or delayed during periods of unusual market activity.


Sit Balanced Fund
S&P 500 Index
Lehman Aggregate Bond Index
15%
12%
9%
6%
3%
0%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year

as of September 30, 2006

	1994	1995	1996	1997	1998	1999	2000
Sit Balanced	**-0.33%**	**25.43%**	**15.80%**	**21.73%**	**21.30%**	**20.15%**	**-4.80%**
S&P 500 Index	1.32	37.58	22.96	33.36	28.58	21.04	-9.11
Lehman Aggregate Bond Index	-2.92	18.47	3.63	9.65	8.69	-0.82	11.63

	2001	2002	2003	2004	2005	2006
Sit Balanced	**-12.99%**	**-18.59%**	**19.20%**	**9.22%**	**7.51%**	**2.98%**
S&P 500 Index	-11.88	-22.10	28.68	10.88	4.91	8.53
Lehman Aggregate Bond Index	8.44	10.25	4.10	4.34	2.43	3.06


45%
30%
15%
0%
-15%
-30%
Sit Balanced
S&P 500 Index
Lehman Aggregate Bond Index
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Growth of $10,000

as of September 30, 2006


$25,000
$22,000
$19,000
$16,000
$13,000
$10,000
Sit Balanced Fund
S&P 500 Index
Lehman Aggregate Bond Index
9/30/1996
9/30/1998
9/30/2000
9/30/2002
9/30/2004
9/30/2006

The sum of $10,000 invested on 9/30/96 and held until 9/30/06 would have grown to $17,981 in the Fund or $22,790 in the S&P 500 Index or $18,361 in the Lehman Aggregate Bond Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all

dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Balanced Fund

Ticker: SIBAX

Fund Type: Balanced
Overview
Performance
Holdings
Fees/Expenses
Management
How to Invest

Sector Allocation

as of September 30, 2006


Other Assets & Liabilities
0.7%
Bonds
34.6%
Stocks
64.7%

Top Stock Holdings

as of September 30, 2006

Top Five Stock	% of Net Assets
General Electric Co.	1.9%
Microsoft Corp.	1.7
Citigroup, Inc.	1.6
Schlumberger	1.6
Franklin Resources, Inc.	1.5

Number of Stocks: 80 Top Five Stock Holdings: 8.3%

Complete List of Holdings

Holdings as of September 30, 2006.

Important Legal Information

- The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use.
- Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.
- Mutual fund investing involves risk. Loss of principal is possible.
- For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.
- Access to our site or your accounts may be unavailable or delayed during periods of unusual market activity.

U.S. Government Securities Fund

Ticker: SNGVX

Fund Type: General U.S. Government
Overview
Performance
Holdings
Fees/Expenses
Management
How to Invest

Performance

Average Annual Returns as of September 30, 2006

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit U.S. Government Securities Fund	**2.30%**	**3.40%**	**3.04%**	**3.31%**	**5.13%**	**6.63%**
Lehman Intermediate Government Index	2.92	3.54	2.25	3.70	5.63	6.81

*Not Annualized; **Inception Date of 6/2/87

About the Fund

Net Assets (as of 9/30/06):	$218.5 Million
Inception Date:	6/2/87
Lead Manager Tenure:	Since 6/2/87
Ticker Symbol:	SNGVX
Sit Fund Number:	3
CUSIP Number:	829800-10-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Management

Michael C. Brilley

- 38 Years of industry experience.

Bryce A. Doty, CFA

- 16 Years of industry experience.

Mark H. Book, CFA, CMA

- 19 Years of industry experience.

Click for Full Biographies

Fund Facts

- The Fund seeks high current income and safety of principal
- Lead portfolio manager has been at the helm of this Fund since inception over 19 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Important Legal Information

- The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use.
- Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.
- Mutual fund investing involves risk. Loss of principal is possible.
- For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.
- Access to our site or your accounts may be unavailable or delayed during periods of unusual market activity.

U.S. Government Securities Fund

Ticker: SNGVX

Fund Type: General U.S. Government
Overview
Performance
Holdings
Fees/Expenses
Management
How to Invest

Yields and Durations

as of September 30, 2006

	30-Day SEC Yield	12-Month Distribution Rate	Average Maturity	Effective Duration[1]
Sit U.S. Government Securities Fund	**4.92%**	**4.39%**	**22.1 Years**	**2.8 Years**

Average Annual Returns

as of September 30, 2006

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit U.S. Government Securities Fund	**2.30%**	**3.40%**	**3.04%**	**3.31%**	**5.13%**	**6.63%**
Lehman Intermediate Government Bond Index	2.92	3.54	2.25	3.70	5.63	6.81

*Not Annualized; **Inception Date of 6/2/87

Important Legal Information



7%
6%
5%
4%
3%
2%
1%
0%
Sit U.S. Government Securities Fund
Lehman Intermediate Government Bond Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year

as of September 30, 2006

	1987	1988	1989	1990	1991	1992	1993
Sit U.S. Government Securities Fund	**6.05%**	**7.86%**	**11.04%**	**10.97%**	**12.87%**	**5.43%**	**7.34%**
Lehman Intermediate Government Bond Index	4.47	6.40	12.68	9.56	14.11	6.93	8.17
	1994	1995	1996	1997	1998	1999	2000
Sit U.S. Government Securities Fund	**1.77%**	**11.50%**	**4.99%**	**8.19%**	**6.52%**	**1.37%**	**9.15%**
Lehman Intermediate Government Bond Index	-1.75	14.41	4.06	7.72	8.49	0.49	10.47
	2001	2002	2003	2004	2005	2006	
Sit U.S. Government Securities Fund	**8.56%**	**5.79%**	**1.19%**	**3.35%**	**2.49%**	**2.84%**	
Lehman Intermediate Government Bond Index	8.42	9.64	2.29	2.33	1.68	2.93	


16%
12%
8%
4%
0%
-4%
Sit U.S. Government Securities Fund
Lehman Intermediate Government Bond Index
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Growth of $10,000

as of September 30, 2006


$40,000
$34,000
$28,000
$22,000
$16,000
$10,000
Sit U.S. Government Securities Fund
Lehman Intermediate Government Bond Index
6/2/1987
9/30/2006

The sum of $10,000 invested at inception (6/2/87) and held until 9/30/06 would have grown to $34,624 in the Fund or $35,793 in the Lehman Intermediate Government Bond Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns

and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duratin is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.

U.S. Government Securities Fund

Ticker: SNGVX

Fund Type: General U.S. Government

Overview
Performance
Holdings
Fees/Expenses
Management
How to Invest

Sector Allocation

as of September 30, 2006


U.S. Treasury/Federal Agency
7.3%
Collateralized Mortgage Obligations
29.6%
GNMA Pass-Through
14.5%
Cash & Other Net Assets
0.7%
FHLMC Pass-Through
15.8%
Taxable Municipal
0.3%
FNMA Pass-Through
31.8%

Estimated Average Life Profile

as of September 30, 2006

Important Legal Information

- The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use.
- Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.
- Mutual fund investing involves risk. Loss of principal is possible.
- For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.
- Access to our site or your accounts may be unavailable or delayed during periods of unusual market activity.


90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
83.2%
14.7%
0.7%
0.0%
1.4%
0-1 Year
1-5 Years
5-10 Years
10-20 Years
20+ Years

Complete List of Holdings

Holdings as of September 30, 2006.

Tax-Free Income Fund

Ticker: SNTIX

Fund Type: General Municipal Debt
Overview
Performance
Holdings
Fees/Expenses
Management
How to Invest

Performance

Average Annual Returns as of September 30, 2006

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Tax-Free Income Fund	**2.24%**	**3.39%**	**3.60%**	**3.60%**	**4.64%**	**5.91%**
Lehman 5-Yr Municipal Bond Index	2.58	3.01	2.17	3.82	4.83	5.85

*Not Annualized; **Inception Date of 9/29/88

About the Fund

Net Assets (as of 9/30/06):	$361.9 Million
Inception Date:	9/29/88
Lead Manager Tenure:	Since 9/29/88
Ticker Symbol:	SNTIX
Sit Fund Number:	4
CUSIP Number:	829799-10-5
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Management

Michael C. Brilley

- 38 Years of industry experience.

Debra A. Sit, CFA

- 25 Years of industry experience.

Paul J. Jungquist, CPA, CFA

- 12 Years of industry experience.

Click for Full Biographies

Fund Facts

- The Fund seeks high current income that is exempt from federal income tax consistent with preservation of capital.
- Lead portfolio manager has been at the helm of this Fund since inception over 18 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Notes

Performance listed above is current to the most recent quarter-end. Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Important Legal Information

Tax-Free Income Fund

Ticker: SNTIX

Fund Type: General Municipal Debt
Overview
Performance
Holdings
Fees/Expenses
Management
How to Invest

Yields and Durations

as of September 30, 2006

	30-Day SEC Yield	Tax Equivalent Yield[1]	12-Month Distribution Rate	Average Maturity	Duration to Est. Avg. Life [2]	Implied Duration[2]
Sit Tax-Free Income Fund	**4.26%**	**6.55%**	**3.85%**	**13.6 Years**	**3.7 Years**	**3.8 Years**

Average Annual Returns

as of September 30, 2006

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Tax-Free Income Fund	**2.24%**	**3.39%**	**3.60%**	**3.60%**	**4.64%**	**5.91%**
Lehman 5-Yr Municipal Bond Index	2.58	3.01	2.17	3.82	4.83	5.85

*Not Annualized; **Inception Date of 9/29/88

Important Legal Information

- The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use.
- Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.
- Mutual fund investing involves risk. Loss of principal is possible.
- For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.
- Access to our site or your accounts may be unavailable or delayed during periods of unusual market activity.


Sit Tax-Free Income Fund
Lehman 5-Yr Municipal Bond Index
6%
5%
4%
3%
2%
1%
0%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year

as of September, 2006

	1988	1989	1990	1991	1992	1993	1994
Sit Tax-Free Income Fund	**2.19%**	**8.38%**	**7.29%**	**9.25%**	**7.71%**	**10.42%**	**-0.63%**
Lehman 5-Year Municipal Bond Index	0.66	9.07	7.70	11.41	7.62	8.73	-1.28
	1995	1996	1997	1998	1999	2000	2001
Sit Tax-Free Income Fund	**12.86%**	**5.69%**	**9.87%**	**6.29%**	**-4.01%**	**8.32%**	**5.84%**
Lehman 5-Year Municipal Bond Index	11.65	4.22	6.38	5.84	0.74	7.72	6.21
	2002	2003	2004	2005	2006		
Sit Tax-Free Income Fund	**5.69%**	**2.87%**	**3.96%**	**3.30%**	**2.53%**		
Lehman 5-Year Municipal Bond Index	9.27	4.13	2.72	0.95	2.70		


16%
12%
8%
4%
0%
-4%
Sit Tax-Free Income Fund
Lehman 5-Year Municipal Bond Index
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Growth of $10,000

as of September 30, 2006


$30,000
$26,000
$22,000
$18,000
$14,000
$10,000
Sit Tax-Free Income Fund
Lehman 5-Year Municipal Bond Index
9/29/1988
9/30/2006

The sum of $10,000 invested at inception (9/29/88) and held until 9/30/06 would have grown to $28,156 in the Fund or $27,844 in the Lehman 5-Year Municipal Bond Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns

and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) For individuals in the 35% federal tax bracket.

(2) Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Tax-Free Income Fund

Ticker: SNTIX

Fund Type: General Municipal Debt
Overview
Performance
Holdings
Fees/Expenses
Management
How to Invest

Sector Allocation

as of September 30, 2006


Cash & Other Net Assets
4.3%
Sectors Less Than 4.0%
10.6%
Insured
26.5%
Industrial/Pollution Control
6.0%
Education
7.6%
Multifamily Mortgage
11.5%
Hospital/Health Care Revenue
20.3%
Other Revenue
13.2%

Quality Ratings

(% of Total Net Assets)
as of September 30, 2006

Important Legal Information


Other Assets and Liabilities
4.3%
Non-Rated
8.6%
Less Than BBB
0.8%
AAA
32.2%
BBB
32.3%
AA
2.8%
A
19.0%

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

	AAA	AA	A	BBB	BB	>BB
*Assessment of Non-Rated Securities	0.0%	0.0%	2.1%	2.9%	3.6%	0.0%

Complete List of Holdings

Holdings as of September 30, 2006.

Minnesota Tax-Free Income Fund

Ticker: SMTFX

Fund Type: Minnesota Municipal Debt

Overview
Performance
Holdings
Fees/Expenses
Management
How to Invest

Performance

Average Annual Returns as of September 30, 2006

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Minnesota Tax-Free Income Fund	**2.54%**	**4.80%**	**4.45%**	**4.67%**	**4.93%**	**5.22%**
Lehman 5-Yr Municipal Bond Index	2.58	3.01	2.17	3.82	4.83	4.83

*Not Annualized; **Inception Date of 12/1/93

About the Fund

Net Assets (as of 9/30/06):	$273.2 Million
Inception Date:	12/1/93
Lead Manager Tenure:	Since 12/1/93
Ticker Symbol:	SMTFX
Sit Fund Number:	7
CUSIP Number:	82979K-10-0
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Management

Michael C. Brilley

- 38 Years of industry experience.

Important Legal Information

Debra A. Sit, CFA

- 25 Years of industry experience.

Paul J. Jungquist, CPA, CFA

- 12 Years of industry experience.

Click for Full Biographies

Fund Facts

- The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.
- Lead portfolio manager has been at the helm of this Fund since inception over 12 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Minnesota Tax-Free Income Fund

Ticker: SMTFX

Fund Type: Minnesota Municipal Debt
Overview
Performance
Holdings
Expenses
Management
How to Invest

Yields and Durations

as of September 30, 2006

	30-Day SEC Yield	Tax Equivalent Yield[1]	12-Month Distribution Rate	Average Maturity	Duration to Est. Avg. Life [2]	Implied Duration[2]
Sit Minnesota Tax-Free Income	**4.37%**	**7.30%**	**4.11%**	**14.0 Years**	**4.1 Years**	**3.8 Years**

Average Annual Returns

as of September 30, 2006

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Minnesota Tax-Free Income Fund	**2.54%**	**4.80%**	**4.45%**	**4.67%**	**4.93%**	**5.22%**
Lehman 5-Yr Municipal Bond Index	2.58	3.01	2.17	3.82	4.83	4.83

*Not Annualized; **Inception Date of 12/1/93

</htm


Sit Minnesota Tax-Free Income Fund
Lehman 5-Yr Municipal Bond Index
7%
6%
5%
4%
3%
2%
1%
0%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year

as of September 30, 2006

	1993	1994	1995	1996	1997	1998	1999
Sit Minnesota Tax-Free Income Fund	**1.60%**	**0.63%**	**11.90%**	**5.89%**	**8.19%**	**6.14%**	**-3.82%**
Lehman 5-Year Municipal Bond Index	1.46	-1.28	11.65	4.22	6.38	5.84	0.74
	2000	2001	2002	2003	2004	2005	2006
Sit Minnesota Tax-Free Income Fund	**8.09%**	**5.85%**	**7.06%**	**4.42%**	**3.68%**	**4.44%**	**3.75%**
Lehman 5-Year Municipal Bond Index	7.72	6.21	9.27	4.13	2.72	0.95	2.70


Sit Minnesota Tax-Free Income Fund
Lehman 5-Year Municipal Bond Index
12%
8%
4%
0%
-4%
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Growth of $10,000

as of September 30, 2006


Sit Minnesota Tax-Free Income Fund
Lehman 5-Year Municipal Bond Index
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
12/1/1993
9/30/2006

The sum of $10,000 invested at inception (12/1/93) and held until 9/30/06 would have grown to $19,224 in the Fund or $18,325 in the Lehman 5-Year Municipal Bond Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares.

Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) For individuals in the 35% federal tax bracket and 7.85% MN tax brackets.

(2) Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Minnesota Tax-Free Income Fund

Ticker: SMTFX

Fund Type: Minnesota Municipal Debt
Overview
Performance
Holdings
Fees/Expenses
Management
How to Invest

Sector Allocation

as of September 30, 2006


Cash & Other Net Assets
3.7%
Multifamily Mortgage Revenue
22.6%
Hospital/Health Care Revenue
21.8%
Insured
9.5%
Education/Student Loan
8.9%
Other Revenue
7.7%
Industrial/Pollution Control
6.5%
ETM/Pre-REF
6.4%
Single Family Mortgage
4.9%
Sectors less than 4.0%
7.9%

Quality Ratings

(% of Total Net Assets)
as of September 30, 2006

Important Legal Information

- The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use.
- Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.
- Mutual fund investing involves risk. Loss of principal is possible.
- For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.
- Access to our site or your accounts may be unavailable or delayed during periods of unusual market activity.


Other Assets and Liabilities
3.7%
AAA
21.1%
AA
11.4%
A
11.7%
BBB
14.2%
Less Than BBB
3.5%
Not Rated*
34.4%

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

	AAA	AA	A	BBB	BB	>BB
*Assessment of Non-Rated Securities	1.8%	0.9%	9.1%	15.1%	7.3%	0.2%

Complete List of Holdings

Holdings as of September 30, 2006.

Florida Tax-Free Income Fund

Ticker: SFLIX

Fund Type: Florida Municipal Debt
Overview
Performance
Holdings
Fees/Expenses
Management
How to Invest

Performance

Average Annual Returns as of September 30, 2006

	Three Month*	One Year	Since Inception**
Sit Florida Tax-Free Income Fund	**2.02%**	**3.85%**	**3.20%**
Lehman 5-Yr Municipal Bond Index	2.58	3.01	2.32

*Not Annualized; **Inception Date of 12/31/03

About the Fund

Net Assets (as of 9/30/06):	$3.9 Million
Inception Date:	12/31/03
Lead Manager Tenure:	Since 12/31/03
Ticker Symbol:	SFLIX
Sit Fund Number:	16
CUSIP Number:	78428C-10-3
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Management

Michael C. Brilley

- 38 Years of industry experience.

Debra A. Sit, CFA
Important Legal Information

- 25 Years of industry experience.

Paul J. Jungquist, CPA, CFA

- 12 Years of industry experience.

Click for Full Biographies

Fund Facts

- The Fund seeks high current income that is exempt from federal income tax by investing in securities that are exempt from the Florida intangibles tax.
- Lead portfolio manager has been at the helm of this Fund since inception over 2 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Florida Tax-Free Income Fund

Ticker: SFLIX

Fund Type: Florida Municipal Debt
Overview
Performance
Holdings
Expenses
Management
How to Invest

Yields and Durations

as of September 30, 2006

	30-Day SEC Yield	Tax Equivalent Yield[1]	12-Month Distribution Rate	Average Maturity	Duration to Est. Avg. Life [2]	Implied Duration[2]
Sit Florida Tax-Free Income Fund	**4.17%**	**6.42%**	**3.48%**	**12.5 Years**	**2.8 Years**	**3.3 Years**

Average Annual Returns

as of September 30, 2006

	Three Month*[3]	One Year	Since Inception**
Sit Florida Tax-Free Income Fund	**2.02%**	**3.85%**	**3.20%**
Lehman 5-Yr Municipal Bond Index	2.58	3.01	2.32

*Not Annualized; **Inception Date of 12/31/03

Important Legal Information

- The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use.
- Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.
- Mutual fund investing involves risk. Loss of principal is possible.
- For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.
- Access to our site or your accounts may be unavailable or delayed during periods of unusual market activity.



Sit Florida Tax-Free Income Fund
Lehman 5-Yr Municipal Bond Index
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
Three Month
One Year
Since Inception

Total Return by Calendar Year

as of September 30, 2006

	2004	2005	2006
Sit Florida Tax-Free Income Fund	**2.58%**	**3.22%**	**2.98%**
Lehman 5-Yr Municipal Bond Index	2.72	0.95	2.70



Sit Florida Tax-Free Income Fund
Lehman 5-Year Municipal Bond Index
4%
3%
2%
1%
0%
2004
2005
2006

Growth of $10,000

as of September 30, 2006



$11,000
$10,800
$10,600
$10,400
$10,200
$10,000
$9,800
Sit Florida Tax-Free Income Fund
Lehman 5-Year Municipal Bond Index
12/31/2003
9/30/2006

The sum of $10,000 invested at inception (12/31/93) and held until 9/30/06 would have grown to $10,904 in the Fund or $10,650 in the Lehman 5-Year Municipal Bond Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) For individuals in the 35% federal tax bracket.

(2) Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Florida Tax-Free Income Fund

Ticker: SFLIX

Fund Type: Florida Municipal Debt
Overview
Performance
Holdings
Fees/Expenses
Management
How to Invest

Sector Allocation

as of September 30, 2006


Cash & Other Net Assets
2.0%
ETM/PRE-REF
4.7%
Hospital/Health Care Revenue
8.4%
Insured
43.8%
Other Revenue Bonds
18.6%
Sectors Less Than 2.0%
2.1%
Multifamily Mortgage Revenue
20.4%

Quality Ratings

(% of Total Net Assets)
as of September 30, 2006

Important Legal Information


Other Assets and Liabilities
2.0%
Not Rated*
19.1%
AAA
46.4%
BBB
15.6%
A
13.2%
AA
3.7%

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

	AAA	AA	A	BBB	BB
*Assessment of Non-Rated Securities	0.0%	0.0%	0.0%	1.7%	17.4%

Complete List of Holdings

Holdings as of September 30, 2006.

Money Market Fund

Ticker: SNIXX

Fund Type: Money Market
Overview
Performance
Holdings
Fees/Expenses
Management
How to Invest

Performance

Average Annual Returns as of September 30, 2006

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**	7-Day Yield	7-Day Effective Yield
Sit Money Market Fund	**1.20%**	**4.25%**	**2.37%**	**1.87%**	**3.49%**	**3.76%**	**4.76%**	**4.88%**
3-Month Treasury Bill	1.27	4.67	2.85	2.30	3.71	4.01		

*Not Annualized; **Inception Date of 11/1/93

About the Fund

Net Assets (as of 9/30/06):	$54.8 Million
Inception Date:	11/1/93
Lead Manager Tenure:	Since 11/1/93
Ticker Symbol:	SNIXX
Sit Fund Number:	5
CUSIP Number:	82979F-10-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Management

Important Legal Information

Michael C. Brilley

- 38 Years of industry experience.

Mark H. Book, CFA, CMA

- 19 Years of industry experience.

Click for Full Biographies

Fund Facts

- The Fund seeks maximum current income to the extent consistent with preserving capital and maintaining liquidity.
- Lead portfolio manager has been at the helm of this Fund since inception over 12 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

Money Market Fund

Ticker: SNIXX

Fund Type: Money Market
Overview
Performance
Holdings
Fees/Expenses
Management
How to Invest

Yields

as of September 30, 2006

	7-Day Current Annualized Yield[1]	7-Day Effective Annual Yield[1]
Sit Money Market Fund	**4.76%**	**4.88%**

Average Annual Returns

as of September 30, 2006

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Money Market Fund	**1.20%**	**4.25%**	**2.37%**	**1.87%**	**3.49%**	**3.76%**
3-Month Treasury Bill	1.27	4.67	2.85	2.30	3.71	4.01

*Not Annualized; **Inception Date of 11/1/93

Important Legal Information

- The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use.
- Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.
- Mutual fund investing involves risk. Loss of principal is possible.
- For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.
- Access to our site or your accounts may be unavailable or delayed during periods of unusual market activity.


5%
4%
3%
2%
1%
0%
Sit Money Market Fund
3-Month Treasury Bill
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year

as of September 30, 2006

	1993	1994	1995	1996	1997	1998	1999
Sit Money Market Fund	**0.46%**	**3.84%**	**5.58%**	**5.08%**	**5.22%**	**5.17%**	**4.79%**
3-Month Treasury Bill	0.53	4.47	5.82	5.27	5.32	5.01	4.88
	2000	2001	2002	2003	2004	2005	2006
Sit Money Market Fund	**6.03%**	**3.67%**	**1.25%**	**0.65%**	**0.88%**	**2.77%**	**3.34%**
3-Month Treasury Bill	6.16	3.50	1.67	1.03	1.41	3.26	3.67


8%
6%
4%
2%
0%
Sit Money Market Fund
3-Month Treasury Bill
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Growth of $10,000

as of September 30, 2006


Sit Money Market Fund
3-Month U.S. Treasury Bill
$17,000
$16,000
$15,000
$14,000
$13,000
$12,000
$11,000
$10,000
11/1/1993
9/30/2006

The sum of $10,000 invested at inception (11/1/93) and held until 9/30/06 would have grown to $16,105 in the Fund or $16,620 in the 3-Month U.S. Treasury Bill assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

(1) The Yield quotation more closely reflects the current earnings of the Money Market Fund than the total return quotation which refers to a specific past holding period.

Money Market Fund

Ticker: SNIXX

Fund Type: Money Market
Overview
Performance
Holdings
Fees/Expenses
Management
How to Invest

Quality Ratings

(% of Total Net Assets)
as of September 30, 2006


First Tier Securities
100.0%

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

Complete List of Holdings

Holdings as of September 30, 2006.

Important Legal Information

- The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use.
- Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.

- Mutual fund investing involves risk. Loss of principal is possible.
- For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.
- Access to our site or your accounts may be unavailable or delayed during periods of unusual market activity.